Exhibit 99.1

Bitdeer Reports Unaudited Third Quarter 2026 Results: Record Revenue of US$320.7 Million; Adjusted EBITDA Up 173% to US$69.6 Million

AI Cloud revenue backlog grows to approximately US$2.9 billion; approximately 332 IT MW of AI Cloud capacity secured; Tydal remains on target

November 10, 2026

SINGAPORE, November 10, 2026 (GLOBE NEWSWIRE) -- Bitdeer Technologies Group (NASDAQ: BTDR) (“Bitdeer” or the “Company”), a world-leading technology company for AI neocloud services and Bitcoin mining infrastructure, today released its unaudited financial results for the third quarter ended September 30, 2026.

Q3 2026 Financial1 Highlights

All amounts compared to Q3’25 unless otherwise noted

●	Total revenues were a record US$320.7 million, up 89% vs. US$169.7 million and up 40% from US$228.8 million in Q2’26.

●	Total cost of revenues were US$309.9 million vs. US$130.0 million.

●	Gross profit was US$10.8 million vs. US$39.7 million; up US$19.4 million from a gross loss of US$8.5 million in Q2’26.

●	Net loss was US$125.5 million vs. US$30.1 million, including a non-cash loss of US$54.6 million from the change in fair value of the digital assets loan.

●	Adjusted EBITDA[2] was US$69.6 million, up 173% vs. US$25.5 million and up 124% from US$31.1 million in Q2’26.

●	Cash, cash equivalents and restricted cash were US$213.7 million as of September 30, 2026.

●	Digital assets and digital assets receivables were US$387.0 million as of September 30, 2026.

Management Commentary

“We delivered record revenue of US$320.7 million in the third quarter, up 89% year-over-year, while Adjusted EBITDA rose 173% to US$69.6 million,” said Michael G. Potter, Chief Financial Officer of Bitdeer. “At the same time, we are converting AI demand into long-duration contracts. Our AI Cloud revenue backlog3 has grown to approximately US$2.9 billion, and construction at Tydal remains on target. Customer prepayments, together with project-level financing, are designed to fund AI capacity as it is contracted. Our priorities are clear: deliver Tydal, complete our financings and bring Malaysia online.”

Operational Summary

	Three Months Ended September 30
Metric	2026	2025
Hash Rate Metrics:
Self-Mining (Operated in self-owned datacenters)	82.3	35.0
Other Proprietary Hash Rate[4]	4.1	-
Total Proprietary Hash Rate[5] (EH/s)	86.4	35.0

Co-Mining (Operated in 3rd party datacenters)	28.7	-

BTC Mined[6]	3,855	1,109
BTC Held[7]	47	2,029
Total Power Usage (MWh)	3,098,000	1,656,000
Average cost of electricity ($/MWh)	$47	$43
Average miner efficiency (J/TH)	15.4	20.1

Power Infrastructure Summary (as of October 31, 2026)

Site		(MW) Capacity[8]	Ready for Service time[9]	Planned Usage	Construction Update
Online Electrical Capacity:
1)	Rockdale, TX	563	Online	Crypto / Colocation / AI Cloud	In active evaluation of AI transition. Recently acquired approximately 200 acres near the existing 563 MW facility to support AI/HPC infrastructure development.

2)	Jigmeling, Bhutan	500	Online	Crypto

3)	Massillon, OH	221	Online	Crypto	All 221 MW is now fully online.

4)	Gedu, Bhutan	100	Online	Crypto

5)	Molde, Norway	84	Online	Crypto and in early assessment of converting to AI Cloud

6)	Tydal, Norway – phase 1	60.5	Q4’26	Colocation	$4.7 Billion, 16-Year AI/HPC Data Center Lease with Volta, subject to the tenant’s no-fee termination right at 10 years. 121 IT MW will be configured to run NVIDIA GPUs for the end customer, a leading AI lab. Potential total contract value of approximately $8.0 billion if the tenant exercises its one-time 8-year lease extension.

7)	Tydal, Norway – phase 2	60.5	Q1’27	Colocation

8)	Knoxville, TN	55	Q4’27	Crypto to AI Cloud	Due to delivery delays for critical power and electrical equipment, energization is now targeted for Q4 2027.

9)	Oromia Region, Ethiopia	50	Online	Crypto

10)	Tydal, Norway – phase 3	42.7	H2’27	Colocation / AI Cloud	Bitdeer is developing two additional data halls, totaling 42.7 IT MW for future AI / HPC use cases.

11)	Wenatchee, WA	8.5	H2’28	Crypto to AI Cloud	Redesigned to a conventional building with skid-mounted infrastructure to simplify permitting; most equipment already procured. Energization is now targeted for H2 2028.

12)	Malaysia – A101[10] (Cyberjaya)	2.5	Online	AI Cloud

Online Electrical Subtotal:		1,747.7

Pipeline Electrical Capacity:

1)	Clarington, OH	570	To be updated	To be updated[11]	570 MW of power under contract with a local utility. Timing of power availability and construction may be affected by ongoing legal proceedings filed by a neighboring company, American Heavy Plate Solutions, LLC, which is under extensive influence from MHR, a New York based PE firm founded by Mark H. Rachesky. Design and other preparation work continues.

2)	Weathersfield, OH (formerly referred to as “Niles”)	300	Q4’28	Colocation / AI Cloud	300 MW grid-interconnected development site, with target energization in Q4’28. The project includes 41.8 acres of owned land and a transmission line extension agreement with a local utility company

3)	Rockdale, TX	179	Q4’26 (phased)	Crypto / Colocation / AI Cloud	Construction of the 179 MW load increase is underway, with phased energization beginning in Q4 2026.

4)	Fox Creek, Alberta, Canada	101	Q4’27	Crypto	101 MW site acquired, fully licensed and permitted for the construction of an on-site natural gas power plant. Energization is now expected in Q4 2027. Data center design accommodating both AIDC and crypto is currently underway, following the power plant groundbreaking in June 2026.

5)	Malaysia – A901[10]	67	Q2’27	AI Cloud	Data services agreement signed securing 67 MW of capacity; GB300 platform. Full delivery planned for Q2 2027.

6)	Malaysia – A202[10]	65.1	Q3’27	AI Cloud	10-year data center services agreement signed securing 65.1 MW at the Johor campus, scaling total campus AI Cloud capacity to 86.8 MW; GB300 and/or Vera Rubin platforms.

7)	Malaysia – A103[10]	60	Q1’28	AI Cloud	Data services agreement signed securing 60 MW of capacity; Vera Rubin platform. Delivery planned for Q1 2028.

8)	Malaysia – A201[10] (Johor Bahru)	21.7	Q2’27	AI Cloud	Offtake commitments cover more than 70% of capacity, representing more than $1.7 billion of expected revenue over 5 years. Over 100 GB300 NVL72 racks were ordered ahead of energization, with full deployment and go-live targeted for Q2 2027.

9)	Malaysia – A102[10] (Cyberjaya)	9.5	Q1’27	AI Cloud	Construction in progress. 100% of GPU capacity contracted under five-year commitments, representing more than $800 million in total expected revenue.

Pipeline Electrical Subtotal:		1,373.3
Total Global Electrical Capacity:		3,121.0

Financial MD&A

Effective January 1, 2026, the Company transitioned from IFRS Accounting Standards as issued by the International Accounting Standards Board (“IASB”) to generally accepted accounting principles in the United States of America (“U.S. GAAP”). The consolidated financial information for prior periods have been recast to conform to U.S. GAAP.

All variances reflect current quarter compared to the same quarter last year. All figures in this section are rounded12.

Q3 2026 High-Level P&L and Disaggregated Revenue Details:

US $ in millions	Three Months Ended
	30-Sept-26	30-June-26	30-Sept-25
Total revenues	320.7	228.8	169.7
Total cost of revenues	(309.9)	(237.3)	(130.0)
Gross profit (loss)	10.8	(8.5)	39.7
Net loss	(125.5)	(92.3)	(30.1)
Adjusted EBITDA	69.6	31.1	25.5
Cash, cash equivalents and restricted cash	213.7	496.3	217.2

US $ in millions	Three months ended September 30, 2026
Business line	Self-mining	Co-mining	AI Cloud	Cloud hash rate	General hosting	Membership hosting	Sales of SEALMINERs and Accessories
Revenues	217.5	59.9	20.4	3.6	4.0	10.2	0.3
Cost of revenues
Including:
- Electricity cost in operating mining rigs	(109.3)	(29.8)	-	(0.9)	(3.3)	(7.8)	-
- Depreciation and SBC expenses	(90.3)	(20.4)	(4.8)	(0.7)	(0.3)	(0.7)	-
- Cost of products sold	-	-	-	-	-	-	(0.2)
- Other costs	(11.7)	(8.5)	(12.6)	(0.2)	(0.3)	(0.6)	-
Total cost of revenues	(211.3)	(58.7)	(17.3)	(1.8)	(3.9)	(9.1)	(0.2)
Gross profit	6.2	1.1	3.1	1.8	0.1	1.1	0.1

US $ in millions	Three months ended September 30, 2025
Business line	Self-mining	AI Cloud	Cloud hash rate	General hosting	Membership hosting	Sales of SEALMINERs and Accessories
Revenues	130.9	1.8	-	8.4	14.0	11.4
Cost of revenues
Including:
- Electricity cost in operating mining rigs	(55.7)	-	-	(6.0)	(10.1)	-
- Depreciation and SBC expenses	(27.9)	(1.1)	-	(0.6)	(1.1)	-
- Cost of products sold	-	-	-	-	-	(10.0)
- Other costs	(12.1)	(1.5)	-	(0.5)	(0.9)	(0.0)
Total cost of revenues	(95.7)	(2.7)	-	(7.1)	(12.1)	(10.1)
Gross profit (loss)	35.2	(0.8)	-	1.3	2.0	1.3

Q3 2026 Management’s Discussion and Analysis (compared to Q3 2025)

Revenue

●	Total revenues were US$320.7 million vs. US$169.7 million.

●	Self-mining revenue was US$217.5 million vs. US$130.9 million, primarily due to the increase in the average self-mining hashrate for the quarter by 173.5% to 79.6EH/s from 29.1 EH/s in the prior year period, partially offset by a lower average Bitcoin price at which mining rewards were recognized.

●	Co-mining revenue was US$59.9 million, primarily contributed by 23.0 EH/s average mining hashrate for the third quarter of 2026.

●	AI Cloud revenue was US$20.4 million vs. US$1.8 million.

●	Cloud Hash Rate revenue was US$3.6 million vs. Nil.

●	General Hosting revenue was US$4.0 million vs. US$8.4 million.

●	Membership Hosting revenue was US$10.2 million vs. US$14.0 million.

●	SEALMINER sales revenue was US$0.3 million vs. US$11.4 million.

Cost of Revenue

●	Total cost of revenues were US$309.9 million vs. US$130.0 million. The increase was primarily driven by additional electricity costs as our expanded fleet consumed more power and a slightly higher per unit power cost, and depreciation costs as a significant number of new mining rigs were being deployed. Additionally, the staff cost, AI cloud service fee, and hosting fees for the Co-mining business increased with the growth of these businesses.

Gross Profit and Margin

●	Gross profit was US$10.8 million vs. US$39.7 million.

●	Gross margin was 3.4% vs. 23.4%.

Operating Expenses

●	The sum of the operating expenses below was US$65.1 million vs. US$60.3 million.

○	Selling expenses were US$4.2 million vs. US$1.3 million. The increase was primarily due to a US$2.7 million increase in advertising and marketing expenses.

○	General and administrative expenses were US$32.8 million vs. US$20.0 million. The increase was primarily due to a US$5.9 million increase in staff costs, driven by an increase in general and administrative headcounts, and a US$3.9 million increase in consulting fees for general corporate management and compliance activities.

○	Research and development expenses were US$28.2 million vs. US$39.1 million. The decrease was primarily due to a one-off development expense of US$19.3 million in Q3 2025, partially offset by a US$5.4 million increase in staff costs driven by increased headcount, and a US$2.3 million increase in research and development material expenses.

●	Gain on change in fair value of digital assets held was US$13.5 million vs. US$7.0 million.

●	In Q3 2026, we recorded other operating expenses, net of US$18.2 million, primarily comprising a loss of US$9.5 million on the repurchase of a membership customer’s capacity at our Rockdale site; the repurchased electricity capacity is used for our self-mining business, and a net loss of US$7.1 million on the change in fair value of digital assets-settled receivables and payables, mainly attributable to Bitcoin deposits from customers. In Q3 2025, we recorded other operating income of US$0.6 million, primarily comprising a net gain of US$0.8 million on the change in fair value of digital assets-settled receivables and payables.

Non-operating items

●	Interest expense was US$34.3 million vs. US$20.2 million, primarily due to increased borrowing through the convertible senior notes and borrowing from a related party.

●	In Q3 2026, we recorded US$54.6 million loss on change in fair value of digital assets loan. This is a fair value change of our loan in digital assets in connection with our Bitcoin collateralized loan from a related party mainly due to the fluctuations of Bitcoin price.

●	In Q3 2026, we recorded gain on fair value changes of derivative instruments of US$17.6 million for our power purchase arrangements in Norway. In Q3 2025, we recorded loss of US$4.8 million on fair value changes of the convertible senior notes issued in August 2024, which were retired in 2025.

●	In Q3 2026, we recorded other net gains of US$0.1 million. In Q3 2025, we recorded other net gains of US$5.1 million.

Net Loss

●	Net loss was US$125.5 million vs. US$30.1 million.

Adjusted Loss (Non-GAAP)13

●	Adjusted loss was US$87.3 million vs. US$33.4 million. The change was primarily due to the higher energy and depreciation costs, and higher operating and interest expenses, partially offset by the year-over-year higher revenue.

Adjusted EBITDA (Non-GAAP)2

●	Adjusted EBITDA was US$69.6 million vs. US$25.5 million. The year-over-year growth was primarily driven by higher Self-mining hashrate from the deployment of SEALMINERs, the expansion of Co-mining capacity in third-party datacenters, and growth in AI Cloud revenue. These were partially offset by a lower average Bitcoin price, lower hosting revenue, and higher operating expenses, including a US$9.5 million loss on the repurchase of a membership customer’s capacity at our Rockdale site.

Cash Flows

●	Net cash generated from operating activities was US$6.0 million, mainly driven by a US$263.8 million increase in deferred revenue primarily from customer advance payments for AI Cloud services. This was partially offset by electricity costs, general corporate overhead, interest expense, and a US$77.1 million increase in prepayments and other assets, mainly deposits for power capacity expansion.

●	Net cash used in investing activities was US$252.2 million, which included US$478.0 million of capital expenditures, of which approximately US$110 million was for the production of SEALMINERs for the Self-mining and Co-mining businesses, including tariffs and freight for deployment, and approximately US$368 million was mainly for datacenter infrastructure construction and GPU equipment procurement, partially offset by US$221.5 million of proceeds from the disposal of digital assets, primarily mined Bitcoin.

●	Net cash used in financing activities was US$34.2 million, primarily driven by net repayments of borrowings of US$92.3 million, partially offset by net proceeds of US$58.0 million from our ATM program.

Balance Sheets

As of September 30, 2026 (compared to December 31, 2025)

●	US$213.7 million in cash, cash equivalents and restricted cash, US$387.0 million in digital assets and digital assets receivables from a related party, and US$1.95 billion in borrowings.

●	US$508.4 million prepayments and other assets, decrease from US$723.0 million. The decrease was primarily driven by the delivery of raw materials and equipment procured for SEALMINERs mass production, upon which the related prepayments were realized as additions to property, plant and equipment, these SEALMINERs being designated for the Company’s own use following its strategic decision, partially offset by new procurement prepayments for AI business, datacenter construction and deposit made for new projects during the period.

•	Inventories decreased from US$252.0 million to nil, as inventories, primarily wafers, chips, WIP, and finished SEALMINERs, were designated for the Company’s Self-mining and Co-mining businesses with effect from Q2 2026 following the Company’s strategic decision, and transferred to property, plant and equipment for the Company’s own use.

●	US$2.4 billion in property, plant and equipment, up from US$1.1 billion. The increase was mainly due to the transfer of inventories, primarily wafers, chips, WIP, and finished SEALMINERs designated for the Company’s Self-mining and Co-mining businesses, to property, plant and equipment, as well as additional miner materials received for the mass production and deployment of SEALMINERs, and the ongoing construction and expansion of the Company’s datacenters.

Further information regarding the Company’s third quarter 2026 financial and operations results can be found on the SEC’s website https://sec.gov and the Company’s Investor Relations website https://ir.bitdeer.com.

Conference Call and Webcast

Bitdeer’s management will host a conference call and live webcast at 8:00 a.m. U.S. Eastern Time on Tuesday, November 10, 2026, to discuss these results. The webcast and accompanying presentation will be available on the Company’s Investor Relations website at https://ir.bitdeer.com, and a replay will be available following the call. Live Webcast: https://edge.media-server.com/mmc/p/pm4ikhxc/ Participant Call Registration: https://register-conf.media-server.com/register/BIe4868710149a46c39ffb8d53266f786b.

About Bitdeer Technologies Group

Bitdeer is a world-leading technology company for AI neocloud services and Bitcoin mining infrastructure. Bitdeer is committed to providing comprehensive Bitcoin mining solutions for its customers and building AI computational infrastructure to support the AI revolution. Bitdeer handles complex processes involved in computing such as equipment procurement, transport logistics, data center design and construction, equipment management, and daily operations. Bitdeer also offers advanced cloud capabilities to customers with high demand for artificial intelligence. Headquartered in Singapore, Bitdeer has deployed data centers across multiple countries, including the United States, Norway, Bhutan, Ethiopia, and Malaysia. To learn more, visit https://ir.bitdeer.com/ or follow Bitdeer on X@Bitdeer and LinkedIn @Bitdeer.

Investors and others should note that Bitdeer may announce material information using its website and/or on its accounts on social media platforms, including X, formerly known as Twitter, Facebook, and LinkedIn. Therefore, Bitdeer encourages investors and others to review the information it posts on social media and other communication channels listed on its website.

Forward-Looking Statements

Statements in this press release about future expectations, plans, and prospects, as well as any other statements regarding matters that are not historical facts, may constitute “forward-looking statements” within the meaning of The Private Securities Litigation Reform Act of 1995. The words “anticipate,” “look forward to,” “believe,” “continue,” “could,” “estimate,” “expect,” “intend,” “may,” “plan,” “potential,” “predict,” “project,” “should,” “target,” “will,” “would” and similar expressions are intended to identify forward-looking statements, although not all forward-looking statements contain these identifying words. Actual results may differ materially from those indicated by such forward-looking statements as a result of various important factors, including factors discussed in the section entitled “Risk Factors” in Bitdeer’s annual report on Form 20-F, as well as discussions of potential risks, uncertainties, and other important factors in Bitdeer’s subsequent filings with the U.S. Securities and Exchange Commission. Any forward-looking statements contained in this press release speak only as of the date hereof. Bitdeer specifically disclaims any obligation to update any forward- looking statement, whether due to new information, future events, or otherwise. Readers should not rely upon the information on this page as current or accurate after its publication date.

BITDEER GROUP UNAUDITED CONDENSED CONSOLIDATED BALANCE SHEETS

	September 30,	December 31,
(US $ in thousands)	2026	2025

ASSETS
Current assets
Cash and cash equivalents	163,743	149,352
Restricted cash, current	43,502	22,366
Digital assets	43,183	85,488
Digital assets receivables from a related party	343,785	135,558
Accounts receivable	34,400	31,374
Amounts due from related parties	9,614	9,654
Prepayments and other current assets	254,535	698,291
Inventories, net	-	251,999
Short-term investments	3,753	4,976
Derivative assets, current	29,118	-
Total current assets	925,633	1,389,058

Noncurrent assets
Restricted cash, noncurrent	6,453	6,159
Other noncurrent assets	253,857	24,681
Long-term investments, net	34,800	39,081
Operating lease right-of-use assets, net	103,919	104,725
Finance lease right-of-use assets, net	16,241	-
Property, plant and equipment, net	2,353,880	1,086,275
Intangible assets, net	88,729	93,432
Goodwill	35,818	35,818
Derivative assets, noncurrent	11,741	-
Deferred tax assets	28,927	8,682
Total noncurrent assets	2,934,365	1,398,853
TOTAL ASSETS	3,859,998	2,787,911

LIABILITIES AND SHAREHOLDERS’ EQUITY
LIABILITIES
Current liabilities
Accounts payable	229,981	119,818
Accrued expenses and other current liabilities	102,445	54,964
Amounts due to a related party	8,813	4,340
Income tax payables	12,207	13,355
Derivative liabilities	12,210	-
Deferred revenue	48,406	64,391
Short-term borrowings	26,000	26,000
Current portion of long-term borrowings	103	13
Short-term borrowings from a related party	315,229	-
Current portion of long-term borrowings from a related party	351,250	275,000
Current portion of operating lease liabilities	10,660	11,888
Finance lease liability	16,334	-
Total current liabilities	1,133,638	569,769

Noncurrent liabilities
Other noncurrent liabilities	17,042	2,413
Deferred revenue	293,446	63,255
Long-term borrowings	1,183,807	947,183
Long-term borrowings from a related party	72,083	246,831
Operating lease liabilities	100,089	98,468
Deferred tax liabilities	16,184	11,973
Total noncurrent liabilities	1,682,651	1,370,123
TOTAL LIABILITIES	2,816,289	1,939,892

SHAREHOLDERS’ EQUITY
Ordinary shares (US$0.0000001 par value; 499,600,000,000 Class A ordinary shares and 200,000,000 Class V ordinary shares authorized; 231,794,894 Class A ordinary shares and 44,399,922 Class V ordinary shares issued and outstanding as of September 30, 2026, 191,152,162 Class A ordinary shares and 44,399,922 Class V ordinary shares issued and outstanding as of December 31, 2025)	*	*
Treasury shares, at cost (nil as of September 30, 2026 and 3,364,711 Class A ordinary shares as of December 31, 2025)	-	(35,990)
Additional paid-in capital	1,954,454	1,418,111
Accumulated deficit	(911,464)	(534,156)
Accumulated other comprehensive income	719	54
TOTAL SHAREHOLDERS’ EQUITY	1,043,709	848,019
TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY	3,859,998	2,787,911

*	Amount less than US$1,000

BITDEER GROUP UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS AND
COMPREHENSIVE INCOME (LOSS)

	Three months ended September 30		Nine months ended September 30,
(US $ in thousands)	2026	2025	2026	2025

Total revenues	320,746	169,708	738,460	395,418
Total cost of revenues	(309,903)	(129,998)	(775,184)	(347,697)
Gross profit (loss)	10,843	39,710	(36,724)	47,721

Selling expenses	(4,157)	(1,284)	(9,293)	(4,299)
General and administrative expenses	(32,756)	(19,953)	(91,662)	(55,193)
Research and development expenses	(28,163)	(39,090)	(84,413)	(118,662)
Change in fair value of digital assets held	13,475	7,044	(15,153)	26,442
Other operating (expenses) income, net	(18,191)	581	(29,997)	(2,828)
Total operating expenses	(69,792)	(52,702)	(230,518)	(154,540)

Loss from operations	(58,949)	(12,992)	(267,242)	(106,819)

Interest income	2,510	1,393	4,730	5,580
Interest expense	(34,265)	(20,204)	(97,075)	(39,267)
Change in fair value of digital assets receivables from a related party	144	997	(16,163)	997
Change in fair value of digital assets loan	(54,619)	-	(30,810)	-
Change in fair value of derivative instruments	17,567	(4,762)	25,421	160,590
Foreign exchange (losses) gains	(583)	(204)	(2,950)	3,245
Other gains (losses), net	58	5,140	(7,457)	(13,636)
(Loss) income before taxation	(128,137)	(30,632)	(391,546)	10,690
Income tax benefits (expenses)	668	(2,851)	15,789	672
Share of earnings (losses) from equity method investments	1,966	3,379	(1,551)	912
Net (loss) income	(125,503)	(30,104)	(377,308)	12,274

Net (loss) income per share (in US$)
Basic	(0.46)	(0.14)	(1.51)	0.06
Diluted	(0.46)	(0.14)	(1.51)	(0.69)
Weighted average number of shares outstanding (thousand shares)
Basic	270,202	208,813	250,102	197,729
Diluted	270,202	208,813	250,102	206,423

Comprehensive (loss) income
Net (loss) income	(125,503)	(30,104)	(377,308)	12,274
Other comprehensive income for the period
- Foreign currency translation adjustments	713	17	665	166
Other comprehensive income for the period, net of tax	713	17	665	166
Total comprehensive (loss) income for the period	(124,790)	(30,087)	(376,643)	12,440

BITDEER GROUP UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS

	Three months ended September 30,		Nine months ended September 30,
(US $ in thousands)	2026	2025	2026	2025

Cash flows from operating activities
Net income (loss)	(125,503)	(30,104)	(377,308)	12,274
Adjustments to reconcile net loss to net cash used in operating activities:
Revenues recognized on acceptance of digital assets	(290,795)	(160,529)	(645,041)	(361,168)
Cost of revenues recognized on payment in digital assets	48,756	-	48,756	-
Depreciation and amortization	125,834	37,204	328,430	82,156
Share-based compensation expense	7,599	9,317	21,126	29,891
Change in fair value of digital assets held	(13,475)	(7,044)	15,153	(26,442)
Change in fair value of digital assets-settled receivables and payables	7,144	(834)	676	2,356
Change in fair value of digital assets receivables from a related party	(144)	(997)	16,163	(997)
Change in fair value of digital assets loan	54,619	-	30,810	-
Change in fair value of derivative instruments	(17,567)	4,762	(25,421)	(160,590)
Loss on extinguishment of convertible senior notes	-	-	5,379	16,194
Others	3,751	10,110	21,253	14,532
Changes in operating assets and liabilities:
Prepayments and other assets	(77,094)	(175,327)	289,566	(276,681)
Inventories	-	(230,970)	(544,931)	(521,653)
Deferred revenue	263,837	543	253,890	(457)
Other operating assets	(2,672)	(3,679)	(6,654)	(2,561)
Other operating liabilities	21,660	27,107	68,686	50,680
Net cash provided by (used in) operating activities	5,950	(520,441)	(499,467)	(1,142,466)

Cash flows from investing activities
Purchase of property, plant and equipment and intangible assets	(477,980)	(59,748)	(837,720)	(216,953)
Purchase of short-term investments	-	-	-	(1,000)
Purchase of long-term investments	(890)	(2,070)	(1,290)	(2,402)
Proceeds from disposal of short-term investments	-	-	900	-
Proceeds from disposal of long-term investments	4,324	-	4,324	-
Proceeds from disposal of property, plant and equipment	918	-	2,606	-
Purchase of digital assets	-	-	-	(18,159)
Proceeds from disposal of digital assets	221,469	89,021	623,861	201,372
Cash paid for the site and gas-fired power project in Alberta, Canada	-	-	-	(21,881)
Net cash provided by (used in) investing activities	(252,159)	27,203	(207,319)	(59,023)

Cash flows from financing activities
Capital element of lease rentals paid	(60)	-	(60)	-
Proceeds from borrowings	26,000	26,000	52,594	43,472
Repayment of borrowings	(26,003)	(17,002)	(52,011)	(17,006)
Borrowings from a related party	45,000	320,000	255,000	500,000
Repayment of borrowings to a related party	(137,250)	(31,292)	(286,250)	(38,375)
Proceeds from exercise of share-based awards	114	1,682	2,615	3,347
Proceeds from issuance of shares for exercise of share warrant	-	-	-	50,000
Proceeds from issuance of ordinary shares	58,858	93,918	550,792	215,755
Transaction costs for the issuance of ordinary shares	(883)	(2,504)	(8,316)	(5,938)
Repurchase of ordinary shares	-	-	(4,000)	(30,010)
Proceeds from convertible senior notes, net of transaction costs	-	(714)	363,625	362,478
Repayments made in connection with the extinguishment of convertible senior notes	-	-	(93,046)	(33,783)
Purchase of capped call or zero-strike call option in connection with convertible senior notes	-	-	(33,713)	(129,607)
Net cash provided by (used in) financing activities	(34,224)	390,088	747,230	920,333

Effect of exchange rate changes on cash, cash equivalents and restricted cash	(2,157)	1,415	(4,623)	4,696
Net increase (decrease) in cash, cash equivalents and restricted cash	(282,590)	(101,735)	35,821	(276,460)
Cash, cash equivalents and restricted cash at the beginning of the period	496,288	318,901	177,877	493,626
Cash, cash equivalents and restricted cash at the end of the period	213,698	217,166	213,698	217,166

Supplemental disclosures of material non-cash investing and financing activities:
Operating lease right-of-use assets obtained in exchange for operating lease liabilities	3,128	1,626	8,753	18,791
Finance lease right-of-use assets obtained in exchange for finance lease liability	16,241	-	16,241	-
Prepayments realized as additions to property, plant and equipment and intangible assets	85,444	1,332	294,337	7,178
Transfer of inventory to property, plant and equipment	-	204,940	796,930	351,728
Cancellation of repurchased treasury shares	-	-	39,965	29,967
Issuance of Class A ordinary shares in connection with settlement of convertible senior notes	-	16,010	43,804	128,961
Borrowings from a related party in digital assets	292,522	-	609,075	-
Repayment of borrowings from a related party in digital assets	149,460	-	391,904	-
Digital assets placed as collateral for borrowings from a related party	321,732	-	679,332	-
Return of digital assets placed as collateral for borrowings from a related party	140,262	-	454,942	-

Use of Non-GAAP Financial Measures

In evaluating the Company’s business, the Company considers and uses non-GAAP measures, adjusted EBITDA and adjusted income (loss), as supplemental measures to review and assess its operating performance. The Company defines adjusted EBITDA as earnings before interest, taxes, depreciation and amortization, further adjusted to exclude share-based compensation expense, share of earnings (losses) from equity method investments, change in fair value of digital assets held, change in fair value of digital assets-settled receivables and payables, change in fair value of digital assets receivables from a related party, change in fair value of digital assets loan, change in fair value of derivative instruments, net gains (losses) on disposal of property, plant and equipment, losses on asset write-offs and other net gains (losses), and defines adjusted income (loss) as income (loss) adjusted to exclude share-based compensation expense, share of earnings (losses) from equity method investments, change in fair value of digital assets held, change in fair value of digital assets-settled receivable and payable, change in fair value of digital assets receivables from a related party, change in fair value of digital assets loan, change in fair value of derivative instruments, net gains (losses) on disposal of property, plant and equipment, losses on asset write-offs and other net gains (losses).

The Company presents these non-GAAP financial measures because they are used by its management to evaluate its operating performance and formulate business plans. The Company also believes that the use of these non-GAAP measures facilitate investors’ assessment of its operating performance. These measures are not necessarily comparable to similarly titled measures used by other companies. As a result, investors should not consider these measures in isolation from, or as a substitute analysis for, the Company’s loss for the periods, as determined in accordance with GAAP. The Company compensates for these limitations by reconciling these non-GAAP financial measures to the nearest GAAP performance measure, all of which should be considered when evaluating its performance. The Company encourages investors to review its financial information in its entirety and not rely on a single financial measure.

The following table presents a reconciliation of income (loss) for the relevant period to adjusted EBITDA and adjusted loss, for the three and nine months ended September 30, 2026 and 2025.

BITDEER GROUP UNAUDITED NON-GAAP ADJUSTED EBITDA AND ADJUSTED INCOME (LOSS) RECONCILIATION

	Three months ended September 30		Nine months ended September 30,
(US $ in thousands)	2026	2025	2026	2025

Adjusted EBITDA
Net income (loss)	(125,503)	(30,104)	(377,308)	12,274
Add:
Depreciation and amortization	125,834	37,204	328,430	82,156
Income tax (benefit) expense	(668)	2,851	(15,789)	(672)
Interest income	(2,510)	(1,393)	(4,730)	(5,580)
Interest expenses	34,265	20,204	97,075	39,267
Share-based compensation expense	7,599	9,317	21,126	29,891
Share of (earnings) losses from equity method investments	(1,966)	(3,379)	1,551	(912)
Change in fair value of digital assets held	(13,475)	(7,044)	15,153	(26,442)
Change in fair value of digital assets-settled receivables and payables	7,144	(834)	676	2,356
Change in fair value of digital assets receivables from a related party	(144)	(997)	16,163	(997)
Change in fair value of digital assets loan	54,619	-	30,810	-
Change in fair value of derivative instruments	(17,567)	4,762	(25,421)	(160,590)
Net losses on disposal of property, plant and equipment	240	55	18,110	123
Losses on asset write-offs	1,839	-	1,839	-
Other (gains) losses, net	(58)	(5,140)	7,457	13,636
Total of Adjusted EBITDA	69,649	25,502	115,142	(15,490)

Adjusted Loss
Net income (loss)	(125,503)	(30,104)	(377,308)	12,274
Add:
Share-based compensation expense	7,599	9,317	21,126	29,891
Share of (earnings) losses from equity method investments	(1,966)	(3,379)	1,551	(912)
Change in fair value of digital assets held	(13,475)	(7,044)	15,153	(26,442)
Change in fair value of digital assets-settled receivables and payables	7,144	(834)	676	2,356
Change in fair value of digital assets receivables from a related party	(144)	(997)	16,163	(997)
Change in fair value of digital assets loan	54,619	-	30,810	-
Change in fair value of derivative instruments	(17,567)	4,762	(25,421)	(160,590)
Net losses on disposal of property, plant and equipment	240	55	18,110	123
Losses on asset write-offs	1,839	-	1,839	-
Other (gains) losses, net	(58)	(5,140)	7,457	13,636
Total of Adjusted Loss	(87,272)	(33,364)	(289,844)	(130,661)

[1]	Effective January 1, 2026, the Company transitioned from IFRS Accounting Standards as issued by the International Accounting Standards Board (“IASB”) to generally accepted accounting principles in the United States of America (“U.S. GAAP”). The consolidated financial information for prior periods have been recast to conform to U.S. GAAP.

[2]	“Adjusted EBITDA” is defined as earnings before interest, taxes, depreciation and amortization, further adjusted to exclude share-based compensation expense, share of earnings (losses) from equity method investments, change in fair value of digital assets held, change in fair value of digital assets-settled receivables and payables, change in fair value of digital assets receivables from a related party, change in fair value of digital assets loan, change in fair value of derivative instruments, net gains (losses) on disposal of property, plant and equipment, losses on asset write-offs and other net gains (losses).
[3]	“AI Cloud revenue backlog” represents the total expected revenue under signed customer commitments for Bitdeer’s AI Cloud services over the remaining terms of those commitments, as of September 30, 2026. Revenue backlog is not a U.S. GAAP measure, may not be comparable to similarly titled measures used by other companies, and is not necessarily indicative of future revenue, the timing and amount of which depend on, among other things, data center energization, GPU deployment and customer performance.
[4]	Other Proprietary Hash Rate includes the hashrate from Bitdeer’s cloud hashrate business, mining rigs delivered in the crypto mining datacenters but not deployed and the mining rigs temporarily offline due to limited economic benefit.
[5]	Total Proprietary Hash Rate includes Self-Mining Hash Rate and Other Proprietary Hash Rate.
[6]	Bitcoins mined includes BTC from self-mining operations and BTC from co-mining operations.
[7]	Bitcoins held does not include Bitcoins from customer deposits but does include Bitcoins that are pledged as collateral by us.
[8]	All sites listed by MW capacity, except for active development HPC / AI sites which are listed by IT MW
[9]	Indicative timing for completion of power, or where substation power is already available, completion of the engineering required to make it usable and commissioned, independent of tenant equipment delivery. All timing references are to calendar quarters and years, and these forward-looking estimates remain subject to delays and risks
[10]	Capacity under lease arrangement
[11]	The site is currently being developed for Bitcoin mining.
[12]	Figures may not add due to rounding.
[13]	“Adjusted loss” is defined as loss adjusted to exclude share-based compensation expense, share of earnings (losses) from equity method investments, change in fair value of digital assets held, change in fair value of digital assets-settled receivable and payable, change in fair value of digital assets receivables from a related party, change in fair value of digital assets loan, change in fair value of derivative instruments, net gains (losses) on disposal of property, plant and equipment, losses on asset write-offs and other net gains (losses).

For investor and media inquiries, please contact:

Investor Relations

Tesh Dahya, Head of Investor Relations

tesh.dahya@bitdeer.com

Media

Eunice Hwangbo, Director, Corporate Communications

eunice.hwangbo@bitdeer.com